EXHIBIT 99.1

Student Transportation of America Awarded Two New Contracts in New Hampshire

More Long Term Agreements With Fuel Price Mitigation Included

DANIEL ISLAND, S.C., March 26, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB) and its subsidiary Student Transportation of America, Inc. ("STA") in New Hampshire reported it has been awarded two new contracts starting this upcoming school year. The contracts, each for five years, include extensions and will add approximately $4.3 million in annualized revenues for next fiscal year. STA will provide a new state-of-the-art fleet of 80 vehicles as part of the agreement. Both contracts contain fuel price mitigation; one of the contracted customers will supply all fuel requirements while the other includes a fuel price escalation clause in the event of higher fuel costs.

STA currently has several long standing operations in New Hampshire and the state is part of a broader regional platform in the New England area which has grown each year. Commenting on the recent bid wins, Patrick Vaughan, STA Chief Operating Officer said, "We are thrilled to be awarded these new contracts in New Hampshire. References from our existing customer relationships in the state played a significant role in our proposals meeting the needs of the districts as they were seeking to improve customer service levels and vehicle age. It's significant to note that in both cases, we were not the lowest price submitted but we were the best qualified to meet the districts service needs. Our employees play such a pivotal role in branding who we are and we are so proud of the work they do each day transporting thousands of students to school, safely and on time. We are working hard in all our regions demonstrating that our family of local transportation companies is truly different. Our targeted base of customers is seeking service first. After all, this about transporting their students to school, it should not be treated as a commodity. I believe our commitment to our employees, customers and communities is what sets us apart. We're already gearing up for the start-up to have a smooth beginning to the school year."

Profile

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 8,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com